UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Mid Penn Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

59540G107

(CUSIP Number)

Susan D. Hudson

P.O. Box 3189

Palm Beach, Florida 33480

(561) 515-4275

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

November 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59540G107	SCHEDULE 13D	Page 2 of 10

1	Names of Reporting Persons General American Capital, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,175,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,175,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000(2)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.19%(3)
14	Type of Reporting Person (See Instructions) OO

(1)

1,175,000 shares of Common Stock held by General American Capital, LLC, a wholly owned subsidiary of the Indiana Pacific General Trust. Susan D. Hudson serves as Manager of General American Capital, LLC, and also serves as Trustee of the Indiana Pacific General Trust. Ms. Hudson has been delegated investment authority over the trust assets from the other Trustees of Indiana Pacific General Trust. Philip A. Norcross also serves as Assistant Manager of General American Capital, LLC and as a Trustee of the Indiana Pacific General Trust with delegated investment authority. As such, Ms. Hudson and Mr. Philip Norcross may be deemed to have shared beneficial ownership over the Common Shares.

(2)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 1,190,079 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 6.27% of the outstanding shares of Common Stock. See Item 5.

(3)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of the closing of the Common Stock Offering on November 4, 2024 is 18,995,174, as reported by the Issuer in the Prospectus Supplement filed with the SEC on November 1, 2024.

CUSIP No. 59540G107	SCHEDULE 13D	Page 3 of 10

1	Names of Reporting Persons Indiana Pacific General Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,175,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,175,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000(2)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.19%(3)
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 59540G107	SCHEDULE 13D	Page 4 of 10

1	Names of Reporting Persons Susan D. Hudson, in her capacity as Manager and a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,175,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,175,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000(1), (2)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.19%(3)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 59540G107	SCHEDULE 13D	Page 5 of 10

1	Names of Reporting Persons Philip A. Norcross, individually and in his capacity as Assistant Manager and Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 15,079
	8	Shared Voting Power 1,175,000(1)
	9	Sole Dispositive Power 15,079
	10	Shared Dispositive Power 1,175,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,190,079(1), (2)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.27%(3)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 59540G107	SCHEDULE 13D	Page 6 of 10

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Mid Penn Bancorp, Inc., a financial holding company, organized and incorporated under the laws of the Commonwealth of Pennsylvania (the “Issuer”). The principal executive office of the Issuer is located at 2407 Park Drive, Harrisburg, Pennsylvania 17110.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of and by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) General American Capital, LLC, a limited liability company organized under the laws of the state of Delaware (“General American Capital”), (ii) Indiana Pacific General Trust, a trust organized under the laws of the state of Florida and the sole member of General American Capital; (iii) Susan D. Hudson (in her capacity as manager of General American Capital, LLC and a trustee of the Indiana Pacific General Trust) and (iv) Philip A. Norcross (individually and in his capacity as assistant manager of General American Capital, LLC and a trustee of the Indiana Pacific General Trust). The filing of this Statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b) (i) The address of the principal business office of General American Capital, LLC is 222 Royal Palm Way, Palm Beach, Florida 33480.

(ii) The address of the principal business office of the Indiana Pacific General Trust is 222 Royal Palm Way, Palm Beach, Florida 33480.

(iii) The business address of Susan D. Hudson is 222 Royal Palm Way, Palm Beach, Florida 33480.

(iv) The business address of Philip A. Norcross is 222 Royal Palm Way, Palm Beach, Florida 33480.

(c) (i) The principal business of General American Capital is to facilitate investment transactions by the Indiana Pacific General Trust.

(ii) The principal business of the Indiana Pacific General Trust is to provide for the security and wellbeing of grantor George E. Norcross, III’s descendants, Alessandra T. Norcross and Alexander S. Norcross. Alessandra T. Norcross is Founder & Chairwoman of PhillyVoice, and Alexander S. Norcross is an Assistant Vice President, Private Banker at Mid Penn Bank, the subsidiary bank of the Issuer. Susan D. Hudson is the manager of General American Capital (the “Manager”) and Philip A. Norcross is the assistant manager of General American Capital (the “Assistant Manager”). Susan D. Hudson and Philip A. Norcross are, together with three other individuals, the trustees of the Indiana Pacific General Trust (each, a “Trustee” and, collectively, the “Trustees”). The Trustees have delegated investment authority and the power to invest and dispose of trust property, including property held through General American Capital, to each of Ms. Hudson and Mr. Philip Norcross.

(iii) Susan D. Hudson is the Manager of General American Capital and a Trustee of the Indiana Pacific General Trust, each with the principal business address set forth above.

(iv) Philip A. Norcross is a Shareholder of Parker McCay P.A., a law firm, with a business address at 2 Cooper Street, Suite 1901, Camden, New Jersey 08102. Mr. Philip Norcross is also the Assistant Manager of General American Capital and a Trustee of the Indiana Pacific General Trust, each with the principal business address set forth above.

CUSIP No. 59540G107	SCHEDULE 13D	Page 7 of 10

(d)-(e) During the last five years, none of the Reporting Persons nor any control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (iii), (iv) Each of Susan D. Hudson and Philip A. Norcross is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 4, 2024, General American Capital acquired 850,000 shares of Common Stock at a price per share of $29.50 through an underwritten offering of Common Stock by the Issuer, as detailed further in the Prospectus Supplement filed with the SEC by the Issuer on November 1, 2024 (the “Common Stock Offering”). Also on November 4, 2024, General American Capital acquired an additional 51,000 shares through the open market at a price per share of $30.60. The aggregate purchase price for such purchases was $26,635,600 and the source of funds for such purchases was working capital funds of General American Capital. General American Capital had previously acquired 325,000 shares of Common Stock, which acquisition occurred more than sixty days prior to the filing of this report.

On November 4, 2024, Philip A. Norcross acquired 10,000 shares of Common Stock at a price per share of $29.50 in the Common Stock Offering. The aggregate purchase price for such purchases was $295,000 and the source of funds for such purchase was personal funds. Prior to his participation in the Common Stock Offering, Mr. Philip Norcross had previously acquired 5,079 shares of Common Stock, which acquisition occurred more than sixty days prior to the filing of this report.

On November 6, 2024, General American Capital disposed of the 51,000 shares of Common Stock acquired on November 4, 2024 through a private transaction at a price per share of $30.60 (i.e., the original acquisition price). The aggregate sale price for such disposition was $1,560,600.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock or the Issuer. The Reporting Persons intend, however, to continue to review, on an ongoing and continuing basis, the investment in the Issuer, and may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a) The Reporting Persons may be deemed to beneficially own 1,190,079 shares of Common Stock or approximately 6.27% of the outstanding shares of Common Stock, which percentage was calculated based upon the 18,995,174 shares of Common Stock outstanding as of the closing of the Common Stock Offering on November 4, 2024, as reported in the Prospectus Supplement filed by the Issuer on November 1, 2024. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

CUSIP No. 59540G107	SCHEDULE 13D	Page 8 of 10

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) during the past sixty days.

(d) Except as otherwise reported herein, no person other than a Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of November 8, 2024, a copy of which is attached hereto as Exhibit 7(a).

Other than as listed above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

7(a)	Joint Filing Agreement, dated November 8, 2024, by and among General American Capital, LLC, Indiana Pacific General Trust, Susan D. Hudson and Philip A. Norcross.

CUSIP No. 59540G107	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

General American Capital, LLC

By:	/s/ Susan D. Hudson
Name:	Susan D. Hudson
Title:	Manager

Indiana Pacific General Trust

By:	/s/ Susan D. Hudson
Name:	Susan D. Hudson
Title:	Trustee

Susan D. Hudson

By:	/s/ Susan D. Hudson

Philip A. Norcross

By:	/s/ Philip A. Norcross